News Release                                            XOMA

Investor and Media Contacts:

Ellen M. Martin
Kureczka/Martin Associates
Investor Relations
Tel: (510) 832-2044

Deb McManus, APR
Media
(510) 204-7240

               XOMA COMMENCES OFFERING OF CONVERTIBLE SENIOR NOTES
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BERKELEY, CA - January 31, 2005 - XOMA Ltd. (NASDAQ: XOMA) today announced that it intends, subject to market and other conditions, to sell approximately $60 million principal amount of its Convertible Senior Notes due 2012 to qualified institutional buyers pursuant to Section 4(2) and Rule 144A under the Securities Act of 1933, as amended. XOMA expects the terms of the offering to include an option for the initial purchaser in the offering to purchase up to an additional $20 million principal amount of notes.

XOMA expects to use the proceeds of the offering for general corporate purposes, including current research and development projects, the development of new products or technologies, equipment acquisitions, general working capital and operating expenses.

The notes to be offered and the common shares issuable upon conversion of the notes have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

Certain statements contained herein concerning the Company's intention to raise proceeds through the offering and sale of convertible notes, the intended use of proceeds and the anticipated terms of the notes are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Among other things, the Company's ability to complete the offering on the anticipated terms or at all will depend on general market conditions and investor demand. In addition, any investment in the Company involves risks, including those related to the results of pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative relationships; the ability of collaborators and other partners to meet their obligations; competition; market demand for products; scale-up and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; our financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with our status as a Bermuda company. These and other risks are described in more detail in the Company's most recent annual report on Form 10-K and in other SEC filings.


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